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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )1

Biocryst Pharmaceuticals Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09058V 10 3
(CUSIP Number)

Hope Flack
BVF Partners L.P
227 West Monroe Street, Suite 4800
Chicago, Illinois 60606
(312) 263-7777
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2002
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    /x/

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§ 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09058V 10 3	13D

1	NAME OF REPORTING PERSON: Biotechnology Value Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 726,900
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 726,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1%

14	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 09058V 10 3	13D

1	NAME OF REPORTING PERSON: Biotechnology Value Fund II, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 406,483
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 406,483

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 406,483

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%

14	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 09058V 10 3	13D

1	NAME OF REPORTING PERSON: BVF Investments, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 926,017
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 926,017

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 926,017

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%

14	TYPE OF REPORTING PERSON*
OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 09058V 10 3	13D

1	NAME OF REPORTING PERSON: BVF Partners L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 2,130,900
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 2,130,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,130,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.1%

14	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 09058V 10 3	13D

1	NAME OF REPORTING PERSON: BVF Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 2,130,900
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 2,130,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,130,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.1%

14	TYPE OF REPORTING PERSON*
IA/CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 09058V 10 3	13D

ITEM 1.    SECURITY AND ISSUER.

        This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.01 per share (the "Stock"), of Biocryst Pharmaceuticals Inc., a Delaware corporation ("Biocryst"). The principal executive office of Biocryst is located at 2190 Parkway Lake Drive, Birmingham, Alabama 35244.

ITEM 2.    IDENTITY AND BACKGROUND.

        The persons filing this Statement, the persons enumerated in Instruction C of this Statement and, where applicable, their respective places of organization, principal business, principal office, general partners, managers, directors, executive officers, controlling persons and certain information regarding each of them, are as follows:

  (a)
  Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Investments L.L.C., a Delaware limited liability company ("Investments"), BVF Partners L.P., a Delaware limited partnership ("Partners") and BVF Inc., a Delaware corporation ("BVF Inc.") specialize in holding biotechnology stocks for investment purposes. Together, BVF, BVF2, Investments, Partners and BVF Inc. are the "Reporting Persons". Mark N. Lampert, an individual, is the sole shareholder, sole director and an officer of BVF Inc.

  (b)
  The business address of BVF, BVF2, Investments and Partners is 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606. The business address of BVF Inc. and Lampert is One Sansome Street, 31st Floor, San Francisco, California 94104.

  (c)
  Partners is the general partner of BVF and BVF2, which are investment limited partnerships. Partners also is the manager of Investments. BVF Inc. is an investment advisor to and general partner of Partners. For Lampert's occupation, please refer to (a) above.

  (d)
  During the last five years, neither the Reporting Persons nor Lampert has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

  (e)
  During the last five years, neither the Reporting Persons nor Lampert has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)
  Lampert is a citizen of the United States of America. For the citizenship of each of BVF, BVF2, Investments, Partners, and BVF Inc., please refer to (a) above.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Since May 2, 2002, Partners, in its capacity as (i) general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 90,000 shares of the Stock for an aggregate consideration of $73,100.00, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners; (ii) general partner of BVF2, has purchased on behalf of such limited partnership an aggregate number of 80,000 shares of the Stock for an aggregate consideration of $65,700.00, utilizing funds provided by BVF2 from its working capital pursuant to the terms of its limited partnership agreement with Partners; and (iii) manager of Investments, has purchased on behalf of such limited liability company an aggregate number of 200,000 shares of the Stock for an aggregate consideration of $174,000.00 utilizing funds provided by Investments from its working capital pursuant to the terms of its investment advisory agreement with Partners.

ITEM 4.    PURPOSE OF TRANSACTIONS.

        The sole purpose of the acquisitions of the shares of Stock reported herein was for investment. The Reporting Persons did not at the time they acquired the shares of Stock, and do not presently, have any plan to acquire control of Biocryst. The Reporting Persons may provide constructive input regarding the appropriate investment, and rate of investment, of the cash resources of Biocryst, and may assist in various measures intended to maximize shareholder value including the exploration of potential strategic alliances, mergers and acquisitions. The Reporting Persons may acquire or dispose of additional shares of Stock from time to time.

CUSIP NO. 09058V 10 3	13D

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

  (a)
  BVF beneficially owns 726,900 shares of the Stock, BVF2 beneficially owns 406,483 shares of the Stock, Investments beneficially owns 926,017 shares of the Stock and each of Partners and BVF Inc. beneficially owns 2,130,900 shares of the Stock, representing approximately 4.1%, 2.3%, 5.3% and 12.1%, respectively, of the aggregate number of shares of common stock outstanding as of April 26, 2002.

  (b)
  Each of BVF, BVF2 and Investments shares with Partners voting and dispositive power over the shares of the Stock each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 2,130,900 shares of the Stock they beneficially own with, in addition to BVF, BVF2 and Investments, Investment 10, L.L.C., an Illinois limited liability company ("ILL10") and managed account on whose behalf Partners, as investment advisor, purchased such shares. ILL10 specializes in holding biotechnology stocks for investment purposes and its business address is 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

  (c)
  Exhibit 2 attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the last 60 days. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the last 60 days.

  (d)
  ILL10 is entitled to receive dividends and any sale proceeds with respect to shares of the Stock in proportion to its respective ownership interest therein.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in shares of the Stock and to vote, exercise or convert and dispose of such shares. Pursuant to such limited partnership agreements, Partners is entitled to allocations based on assets under management. Pursuant to an investment advisory agreement with Investments, Partners is authorized, among other things, to invest Investment's funds in shares of the Stock and to vote, exercise or convert and dispose of such shares and is entitled to allocations based on assets under management. Pursuant to an investment management agreement with ILL10, Partners and BVF Inc. have the authority, among other things, to invest funds of ILL10 in shares of the Stock and to vote, exercise or convert and dispose of such shares. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1—Agreement Regarding Joint Filing

Exhibit 2—Transactions in the Stock by Reporting Persons during the last 60 days.

CUSIP NO. 09058V 10 3	13D

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

        Dated: July 1, 2002

BIOTECHNOLOGY VALUE FUND, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BIOTECHNOLOGY VALUE FUND II, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BVF INVESTMENTS, L.L.C.
By:	BVF Partners L.P., its manager
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BVF PARTNERS L.P.
By:	BVF Inc., its general partner
	By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BVF INC.
By:	/s/ MARK N. LAMPERT Mark N. Lampert President

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SCHEDULE 13D
ITEM 1. SECURITY AND ISSUER.
ITEM 2. IDENTITY AND BACKGROUND.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
ITEM 4. PURPOSE OF TRANSACTIONS.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.